October 27, 2009

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549-3561

Attn:	H. Christopher Owings
Catherine T. Brown
Scott Stringer
Donna DiSilvio

Re: Active Power, Inc.
Registration Statement on Form S-3
Filed August 28, 2009
File No. 333-161608
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 3, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 10, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed April 28, 2009
File No. 000-30939

Ladies and Gentlemen:

On behalf of Active Power, Inc. (“Active Power” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 15, 2009 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-3 (the “Form S-3”) filed with the Commission on August 28, 2009 (File No. 333-161608), and the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 10-K”), the Company’s definitive proxy statement on Schedule 14A (the “2009 Proxy Statement”) and the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2009 (the “Q1 2009 10-Q”) filed with the Commission on March 3, 2009, April 10, 2009 and April 28, 2009, respectively (File No. 000-30939).

We are currently filing via EDGAR an Amendment No. 1 to Form 10-K (the “Form 10-K/A”) and an Amendment No. 1 to Form S-3 (the “Form S-3/A”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of the Form 10-K/A (as compared to the 2008 10-K) and Form S-3/A (as compared to the Form S-3).

U.S. Securities and Exchange Commission

October 27, 2009

For your convenience, we have repeated the Staff’s comments below in italicized, bold face type before each of our responses. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

REGISTRATION STATEMENT ON FORM S-3

Exhibit 5.1 Opinion

1.	The legal opinion refers to the “Delaware General Corporation Law.” Please have counsel confirm to us in writing that the legality opinion concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also the reported judicial cases interpreting those laws currently in effect. Please file this confirmation as correspondence on the EDGAR system.

We hereby confirm that the reference and limitation to the “Delaware General Corporation Law” as used in our opinion filed as Exhibit 5.1 to the Form S-3 includes the statutory provisions as well as the reported judicial cases interpreting those laws currently in effect.

ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results…, page 26

Executive Level Overview, page 26

2.	We note your use of non-GAAP financial measures gross profit margin before impairment, EBITDA and Adjusted EBITDA. Tell us how you considered Questions 8, 14 and 15 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and SAB Topic 14G to include the following disclosures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

U.S. Securities and Exchange Commission

October 27, 2009

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors; and

•	a reconciliation to the most directly comparable GAAP measure.

In this regard, we believe you should revise your disclosures to comply with Item 10(e)(1) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures. Additionally, it is unclear why impairment and stock compensation should not be considered in assessing your performance as both appear to be recurring. Please remove or articulate how such charges will not continue.

In response to the Staff’s comment, the Company has deleted in the Form 10-K/A the paragraph that contained references to the non-GAAP financial measures EBITDA and Adjusted EBITDA on page 27 of the 2008 10-K. The Company has also revised in the Form 10-K/A the paragraph that contained a reference to the non-GAAP financial measure gross profit margin before impairment on page 27 of the 2008 10-K to delete such reference and read as follows:

“        We were able to improve our gross profit in 2008 and for the third consecutive year report a positive gross margin. Our gross profit margin in 2008 was 19%, which represents an improvement from the 10% we achieved in 2007 and the 3% we achieved in 2006. During 2008 we recorded an impairment charge for CoolAir inventory of $1.5 million, which represented approximately 3% of our revenue. During our fourth quarter of 2008 we recorded a gross profit margin of 32%, which was our highest to date. This improvement was due primarily to higher sales volumes, higher direct sales and higher product pricing. Direct sales typically generate higher margins for us than sales that are made through our distribution channels.”

Item 9A. Controls and Procedures, page 41

Effectiveness of Disclosure Controls and Procedures, page 41

3.	Please revise to disclose the conclusions of your chief executive and chief financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

In response to the Staff’s comment, the Company has revised in the Form 10-K/A the section titled “Effectiveness of Disclosure Controls and Procedures” on page 41 of the 2008 10-K to read in its entirety as follows:

“        Our Chief Executive Officer and our Chief Financial Officer, based on the evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the

U.S. Securities and Exchange Commission

October 27, 2009

Securities Exchange Act of 1934, as amended) required by paragraph (b) of Rule 13a-15 or Rule 15d-15, have concluded that, as of December 31, 2008, our disclosure controls and procedures were effective to ensure that the information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934, as amended, (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.”

Consolidated Statements of Operations and Comprehensive Loss, page 54

4.	Please revise as appropriate to clarify whether or not cost of goods sold excludes depreciation expense. Refer to SAB Topic 11B.

In response to the Staff’s comment, the Company has revised in the Form 10-K/A its disclosure in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the 2008 10-K to specify that cost of product revenue includes depreciation expense. Specifically, the Company has revised in the Form 10-K/A the first paragraph under the heading “Cost of product revenue” on page 31 of the 2008 10-K to read as follows:

“        Cost of product revenue includes the cost of component parts of our products, ancillary equipment that is sourced from external suppliers, personnel, equipment and other costs associated with our assembly and test operations, including costs from having underutilized facilities, depreciation of our manufacturing property and equipment, shipping costs, warranty costs, and the costs of manufacturing support functions such as logistics and quality assurance. The following table summarizes for the periods indicated, a year-over-year comparison of our cost of product revenue (in thousands):”

In future filings of its annual reports on Form 10-K, the Company will also provide disclosure in Note 1 to its Consolidated Financial Statements, “Summary of Significant Accounting Policies,” indicating that cost of product revenue includes depreciation of the Company’s manufacturing property and equipment.

U.S. Securities and Exchange Commission

October 27, 2009

Definitive Proxy Statement on Schedule 14A

Meetings and Committee of the Board, page 8

Audit Committee, page 8

5.	Please revise your citation for the definition of “audit committee financial expert,” as this definition no longer appears in Item 401(h) of Regulation S-K and instead is set forth in Item 407(d)(5) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that in future filings, the Company will cite to Item 407(d)(5) of Regulation S-K for the definition of “audit committee financial expert.”

Compensation Discussion and Analysis, page 16

Setting Executive Compensation, page 17

6.	We note your disclosure under this heading and the heading “Role of Executive Officers in Compensation Decisions” on page 16 that you benchmark base salary, bonus and equity awards against data provided by Radford Surveys & Consulting. Please revise to identify the benchmarks and their components, including component companies, pursuant to Item 402(b)(2)(xiv) of Regulation S-K. If you are unable to identify the companies, please disclose this fact and explain why. Refer to Regulation S-K Item 402(b)(2)(xiv) and Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.05, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that in future filings, the Company will identify the benchmarks and their components and disclose peer group companies used in any “benchmarking” (as that term is defined in Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.05) of compensation for its Named Executive Officers to the extent that the Company has access to the identities of these companies. By way of example, in light of the Staff’s comment, the Company would have revised the third paragraph of the section titled “Setting Executive Compensation” on page 17 of the 2009 Proxy Statement to read as follows:

“        At the beginning of each year, it has been the practice of the Committee to review the history of all of the elements of each executive officer’s total compensation over each of the past 3-4 years, and compare the compensation of the executive officers with that of other executive officers in an appropriate market comparison group, using comparative data supplied by Radford. The comparative data supplied by Radford pertains to base salary, bonus and equity awards and is

U.S. Securities and Exchange Commission

October 27, 2009

derived from compensation data of other high-technology public companies in North America with similar revenue or expense levels to the Company. The purpose of this analysis is to determine whether the compensation offered to each named executive officer, both in its totality and with respect to each of the constituent components, is competitive with the applicable market comparables that the compensation committee has reviewed for the corresponding period.

In 2008, the market comparables were derived from the following primary peer group companies: American Semiconductor, Beacon Power, Capstone Turbine, Distributed Energy, FuelCell Energy, Hydrogenics, Maxwell, Pervasive Software, Plug Power, SatCon, Staktek, Technology Research, Ultralife Batteries, and Valence Technologies. All of these companies had less than $100 million in revenues and similar market capitalizations to Active Power. We have used this group of companies as there is an absence of other directly comparable and similarly sized publicly traded UPS companies in the United States that we can benchmark ourselves with, and because this population is reflective of the universe that we compete in for personnel. On the recommendation of the Committee, we have also instructed Radford to include in our comparative peer group several other clean-technology or alternative energy companies with whom we are often compared by the financial community, which are included in the list above.

In addition, we used market information derived from the Radford High Technology Executive Survey and the Radford International High Technology Survey, which was customized to eliminate companies with revenue of more than $100 million and life-science and biotechnology companies. The Radford High Technology Executive Survey includes information from the following companies:

8X8	DIVX	LiveTV
Access Systems Americas	DTS	Microvision
Active Power	EADS North America Test and Services	MKS-US
Actividentity	Endwave	MOSYS
Actuate	Entrust	Neutral Tandem
Advanced Analogic Technologies	Evans & Sutherland	NTN Buzztime
Amicas	FSI International	Phoenix Technologies
Applied Energetics	Global Scape	PLX Technology
California Micro Devices	GLU Mobile	Quicklogic
Capstone Turbine	Gracenote	Sourcefire
Catapult Communications	HI/FN	Supportsoft
Cyberoptics	Immersion	Tapestry Solutions
Datalogic Mobile	Interpublic Group	Trintec
Demandtec	Kana Software	Zilog
Ditech Networks	Kokusat Semiconductor Equip.

The Company does not have the list of companies that are included in the Radford International High Technology Survey.

U.S. Securities and Exchange Commission

October 27, 2009

The compensation committee generally considers compensation to be competitive for our executive officers if it is at the 50th percentile for base salary, bonus and equity awards for the applicable market comparables. Where total compensation or a specific component of compensation is not within this range, the compensation committee uses the competitive data as a factor for its compensation determination, but may also take into account factors specific to a named executive officer in making its final compensation decisions, including each named position and functional role, seniority, performance and overall level of responsibility. Overall, Radford found that the Company’s actual base salary and bonus fell in the 25th percentile of the market comparables, while the value of long-term incentives, including equity awards, fell between the 25th and 50th percentiles of the market comparables.

Typically, the Chief Executive Officer also makes compensation recommendations to the Committee with respect to the executive officers that report to him using information provided to him by the Company’s Chief Financial Officer (who oversees our human resources operation) that is extracted from the Radford surveys the Company has participated in during the year, which the Committee may accept or adjust in its sole discretion. The Committee makes its own compensation determinations with respect to the Chief Executive Officer, who is absent from such discussions.”

Annual Bonus, page 18

7.	We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn an annual bonus. Please disclose the target amounts of your financial and operating goals and specify how much of each officer’s target bonus award is tied to each metric. In this regard, we note your disclosure that these goals “included specific goals for revenue growth, operating profitability and maintaining product quality levels” as well as additional conditions “including building backlog to a certain level and promoting certain types of product revenue” or, in the case of sales executives, “achievement of an overall sales target for the executive’s geographic area of responsibility, with adjustments for contribution margin targets.” Also, we note that you do not disclose in your “Fiscal 2008 Grants of Plan-Based Awards” table threshold or maximum amounts associated with the annual bonus, although it appears based on the disclosure in the “Non-Equity Incentive Plan Compensation” column of your summary compensation table that you paid cash bonuses that were less than the targeted amount disclosed in your “Fiscal 2008 Grants of Plan-Based Awards” table. Please disclose the threshold and maximum amounts associated with these bonuses. Please also disclose the specific percentage of base salary of the annual bonus amount for each named executive officer.

If you omitted target information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons. If disclosure of the

U.S. Securities and Exchange Commission

October 27, 2009

performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that in future filings, the Company will disclose the target amounts of its financial and operating goals and specify how much of each officer’s target bonus award is tied to each metric. By way of example, in light of the Staff’s comment, the Company would have revised the second and third paragraphs of the section titled “Annual Bonus” on page 18 of the 2009 Proxy Statement to read as follows:

“        Under this plan, the Committee, with recommendations provided by the Chief Executive Officer, establishes an annual target award for each executive officer, which is typically expressed as a percentage of the executive’s base salary. For 2008, this target award level was 116% of base salary for our Chief Executive Officer and 50% of base salary for our other non-sales named executive officers. The target award levels for the sales named executive officers, Mr. Rackow and Mr. Murphy, were 56% and 52%, respectively. Although each executive officer is eligible to receive an award under the plan, the granting of the awards to any individual is entirely at the discretion of the Committee. The Committee may choose to award the bonus or not, and may decide on the actual level of the award in light of all relevant factors after completion of the fiscal year. No such discretion to adjust the actual level of awards was used by the Committee in making 2008 payments under this plan.

For 2008, 70% of Mr. Clishem’s and 80% of each of Mr. Penver’s and Ms. Brown’s (i.e., our non-sales executive officers) target bonus award was based upon achievement of corporate financial and operating objectives, which were the same for each. The remaining 30% of Mr. Clishem’s and 20% of Mr. Penver’s and Ms. Brown’s target bonus award was based upon achievement of individual objectives unique to each executive and their areas of responsibility and that were tied to the Company’s annual operating plan, such as the execution of a new OEM agreement with Caterpillar, consummation of new strategic partnerships, implementation of strategies and procedures, improvement of brand awareness and the implementation of certain new accounting systems. Evaluation of individual performance will often include some level of discretion.

The weighting of corporate and individual objectives was reviewed and established by the Committee at the beginning of 2008 and the same weighting was used for all of our executive officers, reflecting our philosophy that the majority of the compensation of our executive team

U.S. Securities and Exchange Commission

October 27, 2009

should reflect their success as a team, and not as individuals. Both the corporate and individual goals were established by the Committee at the beginning of 2008 and were all tied to the Company’s annual operating plan that was approved by the Board of Directors. The corporate goals included specific goals for revenue growth, adjusted EBITDA (discussed below) and maintaining product quality levels. In May 2008 the Committee modified the corporate goal for revenue growth to reflect changed circumstances and a modified 2008 operating plan that was approved by the Board at that time. This revised plan reflected greater visibility than existed at the time the initial goals were established and accounted for weakness in our European business in the first half of 2008. The Committee believed that the original targets were no longer reasonable and effective in motivating the executives to try to attain them. In deciding to change the revenue growth goal, the Committee added some additional conditions, including building backlog to a certain level and promoting certain types of product revenue, for the executives to meet in order to satisfy the modified revenue growth goal. The adjusted EBITDA and quality goals were left unchanged.

For 2008, the corporate and financial goals, and the weights given to each for purposes of determining the amount of bonuses, were as follows:

Goals	Target	Actual	Weighting
Revenue	$33,500,000	111%	—
Backlog	$10,000,000	104%	—
Combined Revenue/Backlog		108%	30%
Adjusted EBITDA		Yes	60%
Product Quality	90%	87%	10%

The portion of the bonus attributable to the combined revenue/backlog target became payable on achievement of 80% of the performance target, at a rate of 80% of the target bonus amount, and was capped at 200% of the target bonus amount. The bonus attributable to the revenue/backlog target was paid at 125% of the bonus amount attributable to such target. The portion of the bonus attributable to adjusted EBITDA was payable upon the recognition of positive adjusted EBITDA in any quarter in 2008. Adjusted EBITDA represents our GAAP based net income (loss) adjusted to exclude interest, taxes, depreciation, stock-based compensation expense and any one-time non-cash charges. The portion of the bonus attributable to the product quality target was payable upon the achievement of 90% of the Company’s product quality measure, which is objectively determined based on product quality data.

For 2008, 80% of each of Messrs. Rackow’s and Murphy’s (i.e., our sales executive officers) target bonus award was based upon performance compared to an overall sales target for the

U.S. Securities and Exchange Commission

October 27, 2009

executive’s geographic area of responsibility, calculated as a percentage of actual sales to the plan, with adjustments (in the form of increases or decreases) for performance against contribution margin sales by territory and flywheel targets. For 2008, their sales targets and achievement versus target were as follows:

Mr. Rackow

Goal	Target	Actual	% to Target
America Sales	$24,000,000	$25,991,900	108%

Mr. Murphy

Goal	Target	Actual	% to Target
EMEA/Asia Pac Sales	$22,000,000	$16,710,249	74%

The remaining 20% of each sales executive’s target bonus award was based upon the executive’s effectiveness of managing the overall sales team performance in accomplishing their respective targets. Evaluation of individual performance will often include some level of discretion.

Each sales executive has an established written annual performance plan which aligns with the annual budget approved by the Chief Executive Officer and Board of Directors. Unlike the non-sales executive officer bonus which is paid annually, the sales executive bonuses are evaluated and paid on a quarterly basis.”

The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that in future filings, the Company will disclose in the “Fiscal 2008 Grants of Plan-Based Awards” table the threshold or maximum amounts associated with the annual bonus. By way of example, in light of the Staff’s comment, the Company would have revised the table entitled “Fiscal 2008 Grants of Plan-Based Awards” on page 18 of the 2009 Proxy Statement to read as follows:

U.S. Securities and Exchange Commission

October 27, 2009

“FISCAL 2008 GRANTS OF PLAN-BASED AWARDS

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [1]			All Other Stock Awards Number of Shares of Stock	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/share)	Grant Date Fair Value of Stock or Option Awards
Name and Principal Position		Threshold	Target	Maximum
							[2]	[3]
James A. Clishem,		$349,880	$365,000	$440,600
President and Chief
Executive Officer				—
(Principal Executive	2/28/2008				22,500		$0.001	$42,300
Officer)	2/28/2008					168,800	$1.880	$195,774

John K. Penver,		$99,008	$104,000	$128,960
Chief Financial Officer,
VP Finance and Company	2/28/2008				11,000		$0.001	$20,680
Secretary (Principal	2/28/2008					82,500	$1.880	$95,684
Financial Officer)

James M. Murphy,		$0	$100,000	unlimited
Vice President—Sales	2/28/2008				5,000		$0.001	$9,400
EMEA	2/28/2008					37,500	$1.880	$43,493

Gary P. Rackow,		$0	$100,000	unlimited
Vice President—Sales	2/28/2008				5,000		$0.001	$9,400
Americas	2/28/2008					37,500	$1.880	$43,493

Lisa M. Brown,		$88,060	$92,500	$114,700
Vice President—Marketing
and Business	2/28/2008				7,500		$0.001	$14,100
Development	2/28/2008					56,250	$1.880	$65,239

[1]	These columns show the awards that were possible at the threshold, target and maximum levels of performance under the annual Management Incentive Plan. The target estimated future payout amount was the amount that each Named Executive Officer would earn if they accomplished 100% of the corporate and individual objectives under the annual Management Incentive Plan.

[2]	The exercise price of the stock option awards is equal to the closing price of the common stock as reported by the Nasdaq Global Market on the date of grant of the award.

[3]	Refer to the section titled “Stock-Based Compensation Expense” under Note 1, “Summary of Significant Accounting Policies” in the Notes to Consolidated Financial Statements included in the Annual Report on Form 10-K filed on March 3, 2009 for the relevant assumptions used to determine the valuation of our option awards.”

U.S. Securities and Exchange Commission

October 27, 2009

8.	Under this heading you disclose that the target award level was 100% of base salary for your chief executive officer; however, the target amount shown for your chief executive officer in the “Fiscal 2008 Grants of Plan-Based Awards” table exceeds the amount of his base salary reflected in the summary compensation table. Please revise or advise.

The Company hereby respectively advises the Staff that the target award level for Mr. Clishem was 116% of his base salary, and that the amount listed in the Fiscal 2008 Grants of Plan-Based Awards was correct. The disclosure set forth in response to Comment 7 above reflects the revised target award level.

Option Exercises and Stock Vested, page 27

9.	Footnote 7 to your “Outstanding Equity Awards at Fiscal Year End” table appears to indicate that only one-third of the February 7, 2007 restricted stock grant to each of your named executive officers was scheduled to vest on February 8, 2008. However, your “Option Exercises and Stock Vested” table reflects half of these shares of restricted stock vested on February 7, 2008. Please revise, as appropriate, or advise.

The Company hereby respectfully advises the Staff that it believes that these disclosures are accurate. The “Option Exercises and Stock Vested” table on page 27 of the 2009 Proxy Statement indicates that one-third, rather than one-half, of the February 7, 2007 restricted stock grant shares vested on February 7, 2008. The Company notes to the Staff that the February 7, 2007 restricted stock grant shares set forth on the lines of the “Outstanding Equity Awards at Fiscal Year End” table corresponding to footnote 7 represent two-thirds of the total number of shares granted pursuant to each such restricted stock award, and the number of shares set forth for each such award on the “Option Exercises and Stock Vested” table represent one-third of the total number of shares granted pursuant to each such award. For example, on February 7, 2007, James A. Clishem was granted 75,000 shares of restricted stock, vesting (as disclosed in footnote 7) in equal annual amounts over a three-year period from such date, with 1/3 vesting on February 7, 2008, 1/3 vesting on February 7, 2009 and 1/3 vesting on February 7, 2010, in each case subject to continued service to the Company. Thus during 2008, 25,000 shares vested (as disclosed in the “Option Exercises and Stock Vested” table) and as of December 31, 2008, 50,000 shares had not yet vested (as disclosed in the “Outstanding Equity Awards at Fiscal Year End” table).

U.S. Securities and Exchange Commission

October 27, 2009

Quarterly Report on Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Item 4. Controls and Procedures, page 15

Evaluation of disclosure controls and procedures, page 15

10.	We note your disclosure that your “management, including [your] CEO and CFO, concluded that [your] disclosure controls and procedures were effective as of March 31, 2009 (the end of the period covered by this Quarterly Report on Form 10-Q) to ensure that information required to be disclosed by [you] in the reports filed or submitted by [you] under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” We note similar disclosure in your Form 10-Q for the fiscal quarter ended June 30, 2009. In future filings, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

The Company hereby confirms that in future filings of its quarterly reports on Form 10-Q, it will revise the disclosure above to clarify, if true, that its officers concluded that its disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

* * * * * * * * * *

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Form S-3, as amended by the Form S-3/A, effective, it does not foreclose the Commission from taking any action with respect to the filings; and

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Form S-3, as amended by the Form S-3/A, effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings;

U.S. Securities and Exchange Commission

October 27, 2009

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any follow-up questions, please call me at (512) 338-5412.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/S/ DEREK L. WILLIS

Derek L. Willis

Enclosures

cc:	John K. Penver, Chief Financial Officer, Active Power, Inc.